March 10, 2006

Morgan Stanley Capital I Inc.
Attn: Andrew Berman
1585 Broadway
New York, NY 10036

RE:     Annual Statement as to Compliance
           MSCI Series 2005-IQ9

Dear Sir/Madam:

In accordance with the Pooling and Servicing Agreement entered into in connection with the issuance of the Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2005-IQ9, as an authorized officer of NCB (also known as National Consumer Cooperative Bank) (the "Co-op Special Servicer"). I hereby certify that:

a.	A review of the activities of the Co-op Special Servicer during the preceding calendar year and of its performance under the Pooling and Servicing Agreement has been made under my supervision.

b.	To the best of my knowledge, based on these reviews, the Co-op Special Servicer has fulfilled all obligations under this agreement in all material respects throughout the year.

NCB

By:      /s/ Michelle Connelly
Name: Michelle Connelly
Title:   Vice President, Investor Compliance